Exhibit 99.1

ARB IOT GROUP LIMITED

ARB IOT GROUP LIMITED

(Incorporated in Cayman Islands)

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of December 31, 2024 (Unaudited)		As of June 30, 2024 (Audited)
		RM	USD	RM	USD
Assets
Current assets
Cash and bank balances	4	23,065,496	5,148,548	33,361,224	7,065,062
Trade receivables, net	5	76,650,000	17,109,375	27,846,000	5,897,077
Other receivables, deposits and prepayments, net	6	436,795	97,499	9,473,193	2,006,182
Inventories	7	26,000,000	5,803,571	-	-
Current tax asset		17,710	3,953	38,559	8,166
Total current assets		126,170,001	28,162,946	70,718,976	14,976,487

Non-current assets
Property, plant and equipment	8	99,126,670	22,126,489	113,296,534	23,993,336
Right-of-use asset	9	72,668	16,220	134,954	28,580
Intangible asset	10	78,930,985	17,618,523	88,759,218	18,796,954
Total non-current assets		178,130,323	39,761,232	202,190,706	42,818,870

Total assets		304,300,324	67,924,178	272,909,682	57,795,357

Liabilities

Current liabilities
Trade payables	11	46,900,000	10,468,750	300,000	63,532
Other payables and accruals	12	1,456,325	325,072	1,130,017	239,308
Current tax liabilities		15,192	3,391	26,674	5,649
Contract liability	13	14,000,000	3,125,000	-	-
Lease liability	9	75,727	16,903	127,945	27,095
Total current liabilities		62,447,244	13,939,116	1,584,636	335,584

Non-current liabilities
Deferred tax liabilities	14	6,286,192	1,403,168	7,237,031	1,532,620
Lease liability	9	-	-	10,954	2,320
Total non-current liabilities		6,286,192	1,403,168	7,247,985	1,534,940

Total liabilities		68,733,436	15,342,284	8,832,621	1,870,524

Net assets		235,566,888	52,581,894	264,077,061	55,924,833

Equity

Share capital	15	23,308,795	5,202,856	23,308,795	4,936,212
Reserves		212,257,693	47,378,950	240,767,866	50,988,536
Equity attributable to owners of the Company		235,566,488	52,581,806	264,076,661	55,924,748
Non-controlling interests	16	400	88	400	85
Total equity		235,566,888	52,581,894	264,077,061	55,924,833

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

		Six Months Ended
	Note	December 31, 2024 (Unaudited)		December 31, 2023 (Unaudited and restated)
		RM	USD	RM	USD
Revenue	17	82,650,000	18,448,661	31,622,948	6,882,034
Cost of sale		(79,900,000)	(17,834,821)	(28,837,315)	(6,275,803)
Gross profit		2,750,000	613,840	2,785,633	606,231
Other income		619,473	138,275	1,004,286	218,561
Administrative expenses		(26,602,513)	(5,938,061)	(33,929,567)	(7,384,019)
Other operating expenses		(5,221,430)	(1,165,498)	(315,941)	(68,758)
Finance costs		(2,828)	(631)	(5,916)	(1,287)
Loss before tax	18	(28,457,298)	(6,352,075)	(30,461,505)	(6,629,272)
Tax expense	19	920,864	205,550	11,582,793	2,520,738
Loss for the financial period		(27,536,434)	(6,146,525)	(18,878,712)	(4,108,534)
Other comprehensive income/(loss) for the financial period, net of tax
Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on foreign currency translation		(1,132,747)	(252,845)	3,070,107	668,141
Total comprehensive loss for the financial period		(28,669,181)	(6,399,370)	(15,808,605)	(3,440,393)
Loss for the financial period attributable to:
Owners of the Company		(27,536,434)	(6,146,525)	(19,190,171)	(4,176,316)
Non-controlling interests		-	-	311,459	67,782
		(27,536,434)	(6,146,525)	(18,878,712)	(4,108,534)
Total comprehensive loss attributable to:
Owners of the Company		(28,669,181)	(6,399,370)	(16,120,064)	(3,508,175)
Non-controlling interests		-	-	311,459	67,782
		(28,669,181)	(6,399,370)	(15,808,605)	(3,440,393)

Weighted average shares outstanding:
Basic and Diluted	20	26,437,500	26,437,500	26,437,500	26,437,500

Loss per share attributable to Owners of the Company:
Basic and Diluted	20	(1.04)	(0.23)	(0.73)	(0.16)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Capital contribution (Restated)	Exchange translation reserve	Retained earnings (Restated)	Total attributable to Owners of the Company (Restated)	Non-controlling interests (Restated)	Total equity (Restated)
	RM	RM	RM	RM	RM	RM	RM
Balance at June 30, 2023	23,308,795	164,575,283	1,100,190	129,759,331	318,743,599	94,158	318,837,757
Loss for the financial period	-	-	-	(19,190,171)	(19,190,171)	311,459	(18,878,712)
Gain on foreign currency translations	-	-	3,070,107	-	3,070,107	-	3,070,107
Total and other comprehensive (loss)/income	-	-	3,070,107	(19,190,171)	(16,120,064)	311,459	(15,808,605)

Transaction with Owners
Redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	-	-	(1,000)	(1,000)
Disposal of subsidiaries	-	-	-	-	-	(300,312)	(300,312)
Total transaction with Owners	-	-	-	-	-	(301,312)	(301,312)
Balance at December 31, 2023	23,308,795	164,575,283	4,170,297	110,569,160	302,623,535	104,305	302,727,840

Balance at June 30, 2024	23,308,795	164,575,283	1,378,638	74,813,945	264,076,661	400	264,077,061
Loss for the financial period	-	-	-	(27,536,434)	(27,536,434)	-	(27,536,434)
Loss on foreign currency translations	-	-	(1,132,747)	-	(1,132,747)	-	(1,132,747)
Total comprehensive loss	-	-	(1,132,747)	(27,536,434)	(28,669,181)	-	(28,669,181)

Transaction with Owners
Disposal/ strike off of subsidiaries	-	-	-	159,008	159,008	-	159,008
Total transaction with Owners	-	-	-	159,008	159,008	-	159,008
Balance at December 31, 2024	23,308,795	164,575,283	245,891	47,436,519	235,566,488	400	235,566,888

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	December 31, 2024 (Unaudited)		December 31, 2023 (Unaudited and restated)
	RM	USD	RM	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(28,457,298)	(6,352,075)	(30,461,505)	(6,629,272)

Adjustments for:
Amortisation of intangible assets	9,538,229	2,129,069	13,126,820	2,856,762
Depreciation of property, plant and equipment	14,154,000	3,159,375	10,414,013	2,266,379
Depreciation of right-of-use asset	62,286	13,903	62,286	13,555
Impairment loss on goodwill	754,291	168,369	-	-
Impairment loss on deposit	4,000,000	892,857	-	-
Intangible assets written-off	290,004	64,733	-	-
Interest expense of lease liability	2,828	631	5,916	1,287
Interest income	(606,476)	(135,374)	(829,121)	(180,440)
Loss on disposal/ strike off of subsidiaries	159,008	35,493	305,818	66,555
Property, plant and equipment written-off	15,864	3,541	-	-
Reversal of impairment of trade receivables	(94,000)	(20,982)	-	-
Unrealised exchange loss	15,373	3,431	10,326	2,247
Waiver of debts granted/(received)	44,535	9,941	(175,283)	(38,146)
Operating loss before changes in working capital	(121,356)	(27,088)	(7,540,730)	(1,641,073)

Changes in working capital:
Inventories	(26,000,000)	(5,803,572)	-	-
Trade receivables, net	(48,710,000)	(10,872,769)	101,383,409	22,063,854
Other receivables, deposit and prepayments	4,984,053	1,112,511	(10,603,286)	(2,307,570)
Trade payables	46,600,000	10,401,786	(6,484,641)	(1,411,239)
Contract liability, other payables and accruals	13,511,073	3,015,865	(3,502,914)	(762,332)
Cash (used in)/generated from operations	(9,736,230)	(2,173,267)	73,251,838	15,941,640

Interest received	606,476	135,374	829,121	180,440
Income tax paid	(20,609)	(4,600)	(24,300)	(5,288)
Net cash (used in)/generated from operating activities	(9,150,363)	(2,042,493)	74,056,659	16,116,792

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	-	-	(30,000,000)	(6,528,836)
Acquisition of subsidiaries, net of cash acquired	53,382	11,916	-	-
Maturity of deposit	2,511,402	560,581	1,180,439	256,896
Proceed from disposal of subsidiaries	-	-	(213,504)	(46,464)
Proceed from redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	(1,000)	(218)
Net cash generated from/ (used in) investing activities	2,564,784	572,497	(29,034,065)	(6,318,622)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of lease liability	(66,000)	(14,732)	(66,000)	(14,363)
Repayment to holding company	-	-	(21,500,000)	(4,678,999)
Repayment to related companies	-	-	(27,900,000)	(6,071,817)
Net cash used in financing activities	(66,000)	(14,732)	(49,466,000)	(10,765,179)

Net decrease in cash and cash equivalents	(6,651,579)	(1,484,728)	(4,443,406)	(967,009)
Effect of exchange rate changes	(1,132,747)	(252,845)	3,070,107	668,141
Cash and cash equivalents (excluding deposits with a licensed bank) at beginning of the period	9,987,324	2,229,313	31,453,867	6,845,238
Cash and cash equivalents (excluding deposits with a licensed bank) at end of the period	2,202,998	491,740	30,080,568	6,546,370

Cash and cash equivalents comprised:
Cash and bank balances	2,202,998	491,740	30,080,568	6,546,370
Deposits with a licensed bank	20,862,498	4,656,808	23,549,306	5,124,985
	23,065,496	5,148,548	53,629,874	11,671,355

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

ARB IOT Group Limited (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on March 1, 2022. The Company through its subsidiaries (collectively, the “Group”), is engaged in provision of hardware and software of Internet of Things solutions to meet customers demand in three business lines, which are IoT Smart Home, Buildings, and Engineering, IoT Smart Agriculture and System Development. The Company is principally engaged in investment holding activities. The principal activities of the subsidiaries are described in Note 2 Principles of consolidation to the financial statements. The principal executive office of the Company is located at Level 39, Marina Bay Financial Centre Tower 2, 10 Marina Boulevard, 018983 Singapore. The principal place of business of the Company is located at 22.08, Level 22, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange, 55188 Kuala Lumpur, Malaysia.

In the previous financial year, the Company’s controlling shareholder as of December 31, 2023 was ARB Berhad, a company incorporated on October 3, 1997 in Malaysia and becoming listed on the Main Market of Bursa Malaysia Securities Berhad in February 13, 2004.

On February 5, 2024, ARB Berhad effected a distribution of 17,496,142 ordinary shares it held in us, to its shareholders, or the Distribution. Following the Distribution, ARB Berhad continues to hold 7,503,858 ordinary shares of our Company, or approximately 28.38% of our issued and outstanding ordinary shares. Following the Distribution, we are no longer deemed a “controlled company” under the Nasdaq Rules, and we are no longer included in ARB Berhad’s consolidated group for Malaysian income tax, accounting or public company reporting purposes. Subsequently, on May 6, 2024, ARB Berhad transferred 7,503,858 Ordinary Shares of our Company, or approximately 28.38% of our issued and outstanding Ordinary Shares to ARB IOT Limited, an indirect subsidiary of ARB Berhad wholly-owned through its direct subsidiary Nexura Solution Sdn. Bhd. (“Nexura”) (formerly known as ARB Holdings Sdn. Bhd.).

On July 1, 2024, Cahaya Fantasi Sdn. Bhd. (“Cahaya”), a Malaysian company subscribed for 4,000,000 ordinary shares of Nexura at a price of RM 0.1 per share, for a total consideration of RM 400,000. As a result of this subscription, Cahaya acquired 90.9% of the outstanding ordinary shares and voting power of Nexura and ARB Berhad held the remaining 9.1% of Nexura. As of March 13, 2025, Nexura holds 100% equity interest of ARB IOT Limited, and ARB IOT Limited, in turn, directly holds 7,503,858 ordinary shares of us; and Nexura is 90.9% owned by Cahaya and 9.1% owned by ARB Berhad.

The unaudited condensed consolidated financial statements are presented in Ringgit Malaysia (“RM”) which is also the functional currency of the Group. The conversion from Ringgit Malaysia into U.S. dollars (“USD”) was made at the exchange rate as of December 31, 2024 on which USD 1.00 equaled RM 4.4800 (December 31, 2023: USD 1.00 equaled RM 4.5950). The use of USD is solely for the convenience of the reader.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

This summary provides a list of the material accounting policy information adopted in the preparation of these unaudited consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of ARB IOT Group Limited and its subsidiaries.

Basis for preparation

The unaudited condensed consolidated statement of financial position as of December 31, 2024 and June 30, 2024, unaudited condensed consolidated statement of operations and other comprehensive loss, unaudited condensed consolidated statement of changes in equity and unaudited condensed consolidated statement of cash flows for the six months ended December 31, 2024 and 2023 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout period ended December 31, 2024 and year ended June 30, 2024, or since their respective dates of incorporation, where this is a shorter period.

The unaudited condensed consolidated financial statements of ARB IOT Group Limited and its subsidiaries have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed consolidated financial statements for the six months ended December 31, 2024 do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of June 30, 2024.

Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with the IFRS have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Group’s management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Group’s financial position as of December 31, 2024, and statements of operations and other comprehensive loss, changes in equity and cash flows for the six months ended December 31, 2024 and 2023.

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive loss.

New or amended Accounting Standards and Interpretations adopted

There was no new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to the company’s current reporting period. Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The company has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Business combinations

Business combinations are accounted for using the acquisition method with assets and liabilities acquired recorded at the acquisition date fair value. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value and the amount of any non-controlling interest share (“NCI”) in the acquiree. For each business combination, the Group elects whether to measure NCI in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition related costs are expensed as incurred and included in Administrative expenses.

Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Upon loss of control of a subsidiary, the Group’s profit or loss is calculated as the difference between the fair value of the consideration received and of any investment retained in the former subsidiary and the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

The principal place of business of the subsidiaries are in Malaysia and/or incorporated in Malaysia unless indicated otherwise. The details of the subsidiaries are as follows:

	Ownership Interest in equity
Name of company	December 31, 2024%	June 30, 2024%	Principal activities

ARB IOT (M) Sdn. Bhd. (“AIMSB”)	100	100	Investment holding

ARB IOT Group Sdn. Bhd. (“AIGSB”)	100	100	Investment holding

Subsidiaries of AIGSB
ARB AI Agro Sdn. Bhd. (“ARB AI Agro”)	100	100	Investment holding

Subsidiary of ARB AI Agro
ARB Agro Technology Sdn. Bhd. (“ARB Agro Tech”)	100	100	Business in digital agricultural technology

ARB AI Sdn. Bhd. (“ARB AI”)	*	100	Dormant

Subsidiary of ARB AI
ARBIOT Sdn. Bhd. (“ARBIOT”)	*	100	Dormant

ARB Lab Sdn. Bhd. (“ARB Lab”)	100	100	Investment holding

Subsidiaries of ARB Lab
ARB R&D Sdn. Bhd. (“ARB R&D”)	100	100	Development of IT and IoT for software and hardware

Subsidiaries of ARB R&D
ARB Innovation Sdn. Bhd. (“ARB Innovation”)	100	100	Provision of IT software and hardware solution

ARB R1 Technology Sdn. Bhd (“ARB R1”)	100	100	Dormant

ARB Robotic Sdn. Bhd. (“ARB Robotic”)	100	100	Investment holding

Subsidiary of ARB Robotic
ARB Intelligence Sdn. Bhd. (“ARB Intelligence”)	100	100	IoT cloud business platform

ARB Techsymbol Sdn. Bhd. (“ARB Techsymbol”)	*	100	Dormant

Subsidiaries of ARB Techsymbol
ARB Logistic Technologies Sdn. Bhd. (“ARB Logistic”)	*	100	Dormant

ARB WMS Technologies Sdn. Bhd. (“ARB WMS”)	*	100	Dormant

ARB Information Sdn. Bhd. (“ARB Information”)	*	100	Dormant

Subsidiary of ARB Information
ARB AI Technology Sdn. Bhd. (“ARB AI Tech”)	*	100	Dormant

ARB 5G Sdn. Bhd. (“ARB 5G”)	*	100	Dormant

Subsidiary of ARB 5G
ARB Big Data Sdn. Bhd. (“ARB Big Data”)	*	100	Dormant

ARB Synergy Sdn. Bhd. (“ARB Synergy”)	100	-	Investment holding

Subsidiary of ARB Synergy
ARB Databook Pte. Ltd. (“ARB Databook”)	100	-	Dormant

*	The company ceased operation during the financial period of the six months ended December 31, 2024, undergoes strike-off exercise and deemed written off from the Group as of December 31, 2024.

During the financial period, the Group completed the following subscriptions, acquisitions and disposals/strike-off of companies:

1.	On July 15, 2024, AIGSB executed a Trust Deed with Dato’ Sri Liew Kok Leong whereby the Trustee is a registered holder of 1 share representing 100% of the issued and paid-up share capital of ARB Synergy. Consequently, ARB Synergy and its wholly-owned subsidiary, ARB Databook became a wholly-owned subsidiary of the Company.

2.	On November 30, 2024, AIGSB has subscribed to an additional one (1) ordinary shares of ARB AI Agro for a total cash consideration of RM 8,979,999.00. Following the subscription, there is no change in stake and the Company’s effective interest in ARB AI Agro’s ordinary shares remained at 100%.

3.	On November 30, 2024, AIGSB has subscribed to ten (10) ordinary shares representing 0.99% equity interest of ARB Agro Tech for a total cash consideration of RM 35,016,000.00. Following the subscription, the Company’s effective interest in ARB Agro Tech’s ordinary shares remained at 100%.

4.	On November 30, 2024, ARB R&D has subscribed to an additional eight (8) ordinary shares of ARB Innovation for a total cash consideration of RM 570,000.00. Following the subscription, there is no change in stake and the Company’s effective interest in ARB Innovation’s ordinary shares remained at 100%.

5.	On November 30, 2024, AIGSB has subscribed to one (1) ordinary share representing 10% equity interest of ARB Innovation for total cash consideration of RM 57,630,648.00. Following the subscription, the Company’s effective interest in ARB Innovation’s ordinary share remained at 100%.

6.	On November 30, 2024, ARB Lab has subscribed to an additional eight (8) ordinary shares of ARB R&D for a total cash consideration of RM 590,000.00. Following the subscription, there is no change in stake and the Company’s effective interest in ARB R&D’s ordinary shares remained at 100%.

7.	On November 30, 2024, AIGSB has subscribed to one (1) ordinary share representing 10% equity interest of ARB R&D for a total cash consideration of RM 8,000,000.00. Following the subscription, the Company’s effective interest in ARB R&D’s ordinary share remained at 100%.

8.	On November 30, 2024, AIGSB has subscribed to an additional one (1) ordinary shares of ARB Robotic for a total cash consideration of RM 9,379,900.00. Following the subscription, there is no change in stake and the Company’s effective interest in ARB Robotic’s ordinary shares remained at 100%.

9.	On November 30, 2024, AIGSB has subscribed to ten (10) ordinary shares representing 0.99% equity interest of ARB Intelligence for a total cash consideration of RM 53,045,000.00. Following the subscription, the Company’s effective interest in ARB Intelligence’s ordinary shares remained at 100%.

10.	During this financial period, the subsidiaries of the Company: ARB AI, ARBIOT, ARB Techsymbol, ARB Logistic, ARB WMS, ARB Information, ARB AI Tech, ARB 5G, and ARB Big Data undergoes strike-off exercise and deemed written off from the group to streamline the business process and improve the efficiency of the group corporate structure.

In the previous financial year ended June 30, 2024, the Group completed the following subscriptions, acquisitions, disposals and incorporations of companies:

1.	On October 6, 2023, AIGSB, an indirect subsidiary of the Company, disposed 100% equity interest in ARB Midware Sdn. Bhd. (“ARB Midware”) for a total cash consideration of RM 1. Consequently, ARB Midware and its 51% owned subsidiary, namely ARB Distribution Sdn. Bhd. (“ARB Distribution”) disposed off from the Group.

2.	On May 31, 2024, ARB Techsymbol had acquired additional 49,000 ordinary shares of ARB WMS representing 49% of controlling equity interest for a total cash consideration of RM 49,000.00. Consequently, ARB Techsymbol and its wholly-owned subsidiary, ARB WMS became wholly-owned subsidiaries of the Company.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Segmental Information

An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”). The CODM is comprised of the Management Board of the Group. The Group operates as two segments dedicated to the provision of hardware and software of Internet of Things solutions and investment holding and others. The CODM makes decisions about allocating resources and assessing performance based on the Group as a whole. Accordingly, the Group has determined it operates in two operating and reportable segments.

Foreign currency translation

The financial statements are presented in Ringgit Malaysia, which is the Company’s presentation currency. The use of USD is solely for the convenience of the reader. All the functional currency of subsidiaries of ARB IOT Group Limited are Ringgit Malaysia.

Foreign currency transactions

Foreign currency transactions are translated into Ringgit Malaysia (“RM”) using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related unaudited consolidated statements of financial position items, i.e., at the time of the transaction.

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenues are recognized upon the application of the following steps:

1.	Identification of the contract or contracts with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligation is satisfied.

Employee benefits

Short-term employee benefits

Wages, salaries, bonuses and social security contributions are recognised as an expense in the year in which the associated services are rendered by employees of the Group and the Company. Short-term accumulating compensated absence such as paid annual leave is recognised when services are rendered by employees and short term non-accumulating compensated absences such as sick leave are recognised when the absences occur.

Defined contribution plan

As required by law, companies in Malaysia make contributions to the Employees’ Provident Fund (“EPF”). The contributions are recognised as a liability after deducting any contribution already paid and as an expense in profit or loss in the period in which the employee render their services. Once the contributions have been paid, the Group and the Company has no further payment obligations.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination or items recognised directly in equity or other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted by the end of the reporting period, and any adjustment to tax payable in respect of previous financial year.

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position and their tax bases. Deferred tax is not recognised for the temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at the end of each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Impairment of assets

Goodwill is not subject to amortisation and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cash and bank balances

For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Trade payables

Trade payables are liabilities for goods and services provided to the Group prior to the end of the financial period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All trade payables were current for the six months ended December 31, 2024 and for the year ended June 30, 2024.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Fair value hierarchy

Financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

Level 1 — the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

Level 2 — the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3 — if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

The Group recognises transfers between levels of the fair value hierarchy as of the date of the event or change in circumstances that caused the transfers.

3.	CRITICAL ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

There are no significant areas of estimation uncertainty and critical judgements in applying accounting policies that have significant effect on the amounts recognised in the financial statements other than disclosed in the Note 10 - intangible asset.

4.	CASH AND BANK BALANCES

	December 31, 2024	June 30, 2024
	RM	RM
Cash and bank balances	2,202,998	9,987,324
Deposits with a licensed bank	20,862,498	23,373,900
	23,065,496	33,361,224

Cash and bank balances are classified as financial assets measured at amortised cost.

5.	TRADE RECEIVABLES, NET

	December 31, 2024	June 30, 2024
	RM	RM
Trade receivables
- Third parties	76,650,000	27,940,000

Impairment allowance
Balance as of July 1, 2024	(94,000)	-
Reversal / (addition)	94,000	(94,000)
Balance as of December 31, 2024 / June 30, 2024	-	(94,000)

Net balance	76,650,000	27,846,000

(a)	Trade receivables are classified as financial assets measured at amortised cost.

(b)	Trade receivables are non-interest bearing and the normal credit terms of trade receivables granted by the Group ranged from 30 to 210 days (June 30, 2024: 30 to 210 days). Other credit terms are assessed and approved on a case-by-case basis. They are recognised at their original invoices amounts, which represent their fair values on initial recognition.

(c)	Trade receivables that do not contain a significant financing component are recognised based on the simplified approach using the lifetime expected credit losses.

The Group uses an allowance matrix to measure the expected credit loss of trade receivables from individual customers. Expected loss rates are calculated using the roll rate based on the probability of a receivable progressing through successive stages of delinquency to 210 days past due.

The expected loss rates are based on the historical credit losses experienced by the Group. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the customers of the Group. The Group has identified the base lending rate, unemployment rate, inflation rate and labor force participation as the key macroeconomic factors. Nevertheless, the Group believe that these factors are immaterial for the purpose of impairment calculation for the period/year.

(d)	For trade receivables, which are reported net, such impairments are recorded in a separate impairment account with the loss being recognised within administrative expenses in the statements of operations and other comprehensive loss On confirmation that the trade receivable would not be collectable, the gross carrying value of the asset would be written off against the associated impairment.

Subsequent reversal of an impairment loss for trade receivables is recognised in the statement of operations and other comprehensive loss as a reversal of impairment losses upon settlement from the credit-impaired trade receivables.

Management exercised significant judgments in determining the probability of default by trade receivables and appropriate forward-looking information. Reversal of impairment loss of RM 94,000 was recognised for the six months ended December 31, 2024 (December 31, 2023: RM Nil).

(e)	Trade receivables and aging analysis of the Group are as follows:

IOT segment – third parties
RM
December 31, 2024

Current	76,650,000

Past due:
1 to 30 days	-
31 to 120 days	-

Less: impairment allowance	-
Total	76,650,000

June 30, 2024

Current	27,000,000

Past due:
1 to 30 days	470,000
31 to 120 days	470,000

Less: impairment allowance	(94,000)
Total	27,846,000

(f)	The Group does not have significant exposure to single customers or to industry groups and does not anticipate the carrying amounts recorded at the end of the reporting period to be significantly different from the values that would eventually be received.

6.	OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS, NET

	December 31, 2024	June 30, 2024
	RM	RM
Other receivables	-	246,088
Deposits	4,312,711	9,034,225
Prepayments	124,084	192,880
	4,436,795	9,473,193
Less : impairment allowance	(4,000,000)	-
	436,795	9,473,193

(a)	Other receivables, deposits and prepayments are classified as financial assets measured at amortised cost.

(b)	The impairment loss for the six months ended December 31, 2024 result from delay in deposit refund. There was prolonged delay in a project progress and the deposit refund beyond normal refund period by one counterparty. The Company had multiple attempts to reach out to the counterparty, there was a lack of responsiveness from their end. In the absence of any communication regarding the deposit refund and decision of termination of project, the decision was made to impair the whole balance due from the counterparty.

7.	INVENTORIES

	December 31, 2024	June 30, 2024
	RM	RM
Current
IOT Hardware	26,000,000	-

(a)	Inventories are determined on the first-in, first-out basis and stated at the lower of cost and net realisable value. The cost of inventories comprised all cost of purchase, cost of conversion plus other costs incurred in bringing the inventories to their present location and condition.

(b)	The cost of inventories recognised as cost of sales was RM 79,900,000 (for the six months ended December 31, 2023: RM 4,531,816) and no impairment loss is recognised for the six months ended December 31, 2024 (for the six months ended December 31, 2023: RM Nil).

8.	PROPERTY, PLANT AND EQUIPMENT

Computer system and equipment

	December 31, 2024	June 30, 2024
	RM	RM
Cost

As of July 1	158,400,231	128,400,231
Additions	-	30,000,000
Disposal / Written-off	(20,231)	-
As of December 31/ June 30	158,380,000	158,400,231

Accumulated depreciation

As of July 1	(45,103,697)	(16,793,678)
Charge for the period/year	(14,154,000)	(28,310,019)
Disposal / Written-off	4,367	-
As of December 31/ June 30	(59,253,330)	(45,103,697)

Net carrying amount	99,126,670	113,296,534

(a)	All items of property, plant and equipment are initially measured at cost. After initial recognition, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

(b)	Depreciation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are as follows:

Computer system and equipment	10% - 20%

(c)	The depreciation for the six months ended December 31, 2024 is RM 14,154,000 (December 31, 2023 (restated): RM 10,414,013).

9.	RIGHT-OF-USE ASSET/LEASE LIABILITY

Office space

	December 31, 2024	June 30, 2024
	RM	RM
Right-of-use asset
Cost

As of July 1, 2023, June 30, 2024 and December 31, 2024	503,272	503,272

Accumulated depreciation

As of July 1	(368,318)	(243,746)
Charge for the period/year	(62,286)	(124,572)
As of December 31/ June 30	(430,604)	(368,318)

Net carrying amount	72,668	134,954

	December 31, 2024	June 30, 2024
	RM	RM

Lease liability

As of 1 July	138,899	260,592
Interest charged	2,828	10,307
	141,727	270,899
Payment of:
- principal	(63,172)	(121,693)
- interest	(2,828)	(10,307)
	(66,000)	(132,000)

Net carrying amount	75,727	138,899

At the end of the period/year

Represented by:
Lease liability - current	75,727	127,945
Lease liability - non-current	-	10,954
	75,727	138,899

(a)	The Group leases an office space in the location which it operates. The lease of the office space comprised fixed payment over the lease term. The six months ended December 31, 2024’s lease liability interest charged is RM 2,828 (December 31, 2023: RM 5,916) and the payment of principal and interest are RM 66,000 (December 31, 2023: RM 66,000).

(b)

The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date of the lease. After initial recognition, right of use asset is stated at cost less accumulated depreciation and any accumulated impairment losses and adjusted for any re-measurement of the lease liability.

The right of use asset is depreciated on the straight-line basis over the earlier of the estimated useful lives of the right of use asset or the end of the lease term. The lease terms for office space are two (2) years.

(c)	The Group has certain leases of premises and equipment with a lease term of twelve (12) months or less, and low value leases of office equipment of USD 5,000 and below. The Group applies the “short-term lease” and “lease of low-value-assets” exemptions for these leases.

(d)	The following are the amounts recognized in profit or loss:

	December 31, 2024	December 31, 2023
	RM	RM
Administrative expenses:
- depreciation of right of use asset	62,286	62,286
- expense relating to short-term leases	732,659	55,222
- expense relating to leases of low-value assets	2,650	3,445

Finance costs:
- interest expense on lease liability	2,828	5,916

(e)	The table below summarizes the maturity profile of the lease liability as at the end of the reporting period based on contractual undiscounted repayment obligations as follows:

	Weighted average incremental borrowing rate	Within one year	One to five years	Total
	%	RM	RM	RM
December 31, 2024

Lease liability	5.02	77,000	-	77,000

June 30, 2024

Lease liability	3.88-5.02	132,000	11,000	143,000

(f)

The Group leases several assets that include extension and termination options. These are used to maximise operational flexibility in terms of managing the assets used in the Group’s operations. Management determines whether these extension and termination options are reasonably certain to be executed.

During the financial period, the group has entered into a short-term lease agreement of a period of twelve (12) months. There are no undiscounted potential future rental payments that are not included in the lease term.

(g)	For the purpose of the statements of cash flows, the reconciliation of liability arising from financing activities as follows:

	December 31, 2024	June 30, 2024
	RM	RM

As of July 1	138,899	260,592

Cash flows	(66,000)	(132,000)

Interest expense of lease liability	2,828	10,307

As of December 31/June 30	75,727	138,899

The payment of lease liability included in financing activities and interest of lease liability included in operating activities of the statement of cash flows were RM 66,000 and RM 5,916, respectively, for the six months ended December 31, 2023.

10.	INTANGIBLE ASSET

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
December 31, 2024

Cost
As of July 1, 2023	31,864,594	108,183,437	29,884,537	169,932,568
Additions	-	-	754,291	754,291
Written off/Impairment	-	(30,183,437)	(754,291)	(30,937,728)
As of December 31, 2024	31,864,594	78,000,000	29,884,537	139,749,131

Accumulated amortisation
As of July 1, 2023	(9,824,916)	(71,348,434)	-	(81,173,350)
Charge for the period	(1,593,230)	(7,944,999)	-	(9,538,229)
Written off	-	29,893,433	-	29,893,433
As of December 31, 2024	(11,418,146)	(49,400,000)	-	(60,818,146)

Net carrying amount
As of December 31, 2024	20,446,448	28,600,000	29,884,537	78,930,985

	Supply/Service Agreements	Computer system	Goodwill	Total
	RM	RM	RM	RM
June 30, 2024

Cost
As of July 1, 2023 and June 30, 2024	31,864,594	108,183,437	29,884,537	169,932,568
Accumulated amortisation
As of July 1, 2023	(6,638,457)	(46,663,255)	-	(53,301,712)
Charge for the year	(3,186,459)	(24,685,179)	-	(27,871,638)
As of June 30, 2024	(9,824,916)	(71,348,434)	-	(81,173,350)
Net carrying amount
As of June 30, 2024	22,039,678	36,835,003	29,884,537	88,759,218

The amortisation for the six months ended December 31, 2024 is RM 9,538,229 (December 31, 2023 (restated): RM 13,126,820).

Supply/Service Agreements

Supply Agreement, Service Agreement and the Reseller and Drone Service Agreement (“Supply/Service Agreements”) recognized in a business combination is a contract-based intangible asset at the acquisition date and is initially measure at cost. After initial recognition, Supply/Service Agreement is measured at cost less accumulated amortisation and accumulated impairment losses.

For the purpose of initial cost recognition, The Group had appointed Independent Valuer (“the Valuer”) to value Supply/Service Agreement based on Discounted Cash Flow Valuation Model (“DCF valuation model”), where the Valuer has adopted the mid-point cost of equity (“Ke”) as the discount rate for future cash flows on June 3, 2022.

The initial cost recognition was taken the following basis into consideration:

●	the expected cash flows received by Digital Agrophonic Sdn. Bhd. (“DASB”) derived from the execution of the Supply/Service Agreements, whereby DASB is authorised to sell, promote, market the products and drone services to customers net present value of such cash flows. Subsequent to the execution of the Reseller and Drone Service Agreement, DASB has signed the Supply Agreement and Service Agreement for:-

(i)	provision of all-in-one drone services to streamline workflows on farms and plantation which includes but not limited to spraying pest protection solution for a variety of crops for a period of ten (10) years; and

(ii)	purchase of Multi-Rotor Agricultural unmanned aeril vehicles (“UAV”) manufactured and marketed under the trademark of Guangzhou Xaircraft Technology Co. Ltd (“GXT”) for a period of ten (10) years and Multi-Rotor Agricultural UAVs from others suppliers from other countries.

●	the potential future economic benefits expected to derived from the Reseller and Drone Services Agreement for the next ten (10) years period with an option to renew for another five (5) years; and

●	rationale and prospects of the Subscription.

The calculation initial cost of Supply/Service Agreement are most sensitive the following assumptions:

(i)	Revenue and income pursuant to the Reseller and Drone Service Agreement, the Supply Agreement, and the Service Agreement for the period from ten (10) years, which is derived from 2 main sources as follows:

●	Sale of Products – Multi-Rotor Agricultural UAVs.

●	Drone Services – Services of providing all-in-one drone services to streamline workflows on farms and plantations which includes but not limited to spraying pest protection solution for a variety of crops.

The selling price per unit of the products are approximately RM 5,800 per unit, inflated by 5% per annum for every 3-year intervals. Approximately 272 units is expected to be sold within these ten (10) years.

Drone Services provided will be charged at a rate of approximately RM 342,800 per month and shall be inflated by 5% per annum for every 3-years intervals. Approximately 608 times of the services is expected to be provided within these ten (10) years.

(ii)	There will be no unusual events or transactions that will materially affect the operations or results of DASB.

(iii)	There will be no legal proceedings against DASB which will adversely affect the activities or performance of DASB or give rise to any contingent liabilities, which will materially affect the position or business of DASB.

(iv)	There will be no adverse effects from weather conditions, industrial accidents or other similar occurrence, climatic diseases, wars, terrorist attacks, and other natural risks, both domestically and internationally, that may affect the operations, income and expenditure of DASB.

(v)	DASB meets all the regulations and standards prescribed by the authorities.

(vi)	There will be not any substantial impairment to the carrying value of DASB’s non-current assets.

(vii)	Pre-tax discount rate of 11.79% (June 30, 2024: 11.79%) per annum has been be applied in the determining the initial cost recognition.

An intangible asset is derecognised on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognised in profit or loss when the asset is derecognised.

Computer system

Computer system comprise of source codes recognized in a business combination at the acquisition date and source codes purchased from third parties, which were held for use in the production or supply of goods or services to customers. The source codes are initially measure at cost. After initial recognition, source codes are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation is calculated to write down the cost of the assets to their residual values on a straight line basis over their estimated useful lives. The estimated useful lives represent common life expectancies applied in the various business segments of the Group. The principal annual rates used are between range of 10% to 20%.

The computer system is written-off when it is disposed of or when no future economic benefits are expected from its use or disposal, with any gain or loss recognized in the statements of operations and other comprehensive loss.

Goodwill

Goodwill recognised in a business combination is an asset at the acquisition date and is initially measured at cost. After initial recognition, goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to the Group’s CGUs which represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. Goodwill is assessed annually for any indication of impairment.

The recoverable amounts of the CGUs have been determined based on value in use (“VIU”) calculations. The VIU is calculated using the pre-tax cash flow projections based on financial budgets approved by management covering a five-year period. VIU was determined by discounting the future cash flow generated from the business operation of the CGUs.

The calculations of VIU for the CGUs are most sensitive to the following assumptions:

(i)	Revenue growth rates

The forecasted growth rates are determined based on past performance of the CGUs.

(ii)	Expenses growth rate

Expenses are projected at annual increase of approximately 3.0% (June 30, 2024: 3.0%) per annum.

(iii)	Pre-tax discount rates

Pre-tax discount rate of 5.12% (June 30, 2024: 5.12%) per annum has been applied in determining the recoverable amount of the CGUs.

(iv)	Profit margin

Profit margins are projected based on the historical profit margin achieved or predetermined profit margin for the CGUs.

With regards to the assessment of the value-in-use of the CGU relating to goodwill, impairment loss recognised for the intangible assets on consolidation in the December 31, 2024 are RM 754,291 (June 30, 2024: Nil) as its recoverable value was below its carrying values.

11.	TRADE PAYABLES

	December 31, 2024	June 30, 2024
	RM	RM
Current
Trade payables
- Third parties	46,900,000	-
- Related parties	-	300,000
	46,900,000	300,000

(a)	Trade payables are classified as financial liabilities measured at amortised cost.

(b)	Trade payables are non-interest bearing and the normal trade credit terms granted to the Group range from 30 to 210 days. (June 30, 2024: 30 to 210 days).

(c)	The maturity profile of the trade payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

12.	OTHER PAYABLES AND ACCRUALS

	December 31, 2024	June 30, 2024
	RM	RM

Other payables	66,027	328
Accruals	1,390,298	1,129,689
	1,456,325	1,130,017

(a)	Other payables and accruals are classified as financial liabilities measured at amortised cost.

(b)	The maturity profile of the other payables of the Group at the end of the reporting period based on contractual undiscounted repayment obligations is repayable on demand or within one (1) year.

13.	CONTRACT LIABILITY

	December 31, 2024	June 30, 2024
	RM	RM
Balance as of July 1, 2023	-	-
Deposit from customer	14,000,000	-
Balance as of December 31, 2024 / June 30, 2024	14,000,000	-

Within 12 months	14,000,000	-
Beyond 12 months	-	-
	14,000,000	-

Revenue is recognised when control of the goods has transferred to the customer, being at the point the goods are delivered to the customer. When the customer paid the deposit, the amount received at that point by the Group is recognised as contract liability until the goods have been delivered to the customer.

14.	DEFERRED TAX LIABILITIES

	December 31, 2024	June 30, 2024
	RM	RM
As of July 1	7,237,031	18,348,653
Recognised in profit or loss	(950,839)	(11,111,622)
As of December 31/ June 30	6,286,192	7,237,031

The deferred tax liabilities recognised in profit or loss for six months ended December 31, 2024 is RM 950,839 (December 31, 2023: RM 11,814,652).

Components of deferred tax assets and liabilities at the end of each reporting period/year comprise the tax effects of:

	December 31, 2024	June 30, 2024
	RM	RM
Excess of net carrying amount over tax written down value of plant and equipment	3,775,387	5,966,082
Unabsorbed capital allowances	(11,367,870)	(4,006,696)
Unabsorbed tax losses	(52,473)	(11,878)
Intangible asset	13,931,148	5,289,523
	6,286,192	7,237,031

15.	SHARE CAPITAL

	December 31, 2024		June 30, 2024
	Number of shares	Amount	Number of shares	Amount
		RM		RM
Issued and fully paid ordinary shares
As at the beginning and end of the period/year	26,437,500	23,308,795	26,437,500	23,308,795

Owners of the Company are entitled to receive dividends as and when declared by the Company and are entitled to one (1) vote per ordinary share at meetings of the Company. All ordinary shares rank pari passu with regard to the residual assets of the Company.

16.	NON-CONTROLLING INTERESTS

	December 31, 2024	June 30, 2024
	RM	RM
Non-controlling interests	400	400

(a)	Subsidiaries of the Group that have material non-controlling interests (“NCI”) are as follows:

December 31, 2024	ARB Lab
NCI percentage of ownership interest and voting interest (%)	-
Carrying amount of NCI (RM)	400
(Loss)/Profit allocated to NCI (RM)	-
Total comprehensive (loss)/ income allocated to NCI (RM)	-

June 30, 2024	ARB WMS	ARB Distribution	ARB Lab	Total
NCI percentage of ownership interest and voting interest (%)	-	-	-	-
Carrying amount of NCI (RM)	-	-	400	400
(Loss)/Profit allocated to NCI (RM)	(1,775)	312,621	-	310,846
Total comprehensive (loss)/ income allocated to NCI (RM)	(1,775)	312,621	-	310,846

(b)	Summarised financial information of the subsidiaries that have material NCI as at the end of each reporting period prior to intra-group elimination are as follows:

December 31, 2024

There is no acquisition and disposal of non-controlling interest during the financial period.

June 30, 2024

	ARB WMS	ARB Distribution
	RM	RM
Results
Revenue	-	5,716,647
(Loss)/Profit for the financial year	(3,872)	638,002
Total comprehensive (loss)/income	(3,872)	638,002

Cash flows used in operating activities	(3,872)	385,640
Cash flows from investing activities	-	10
Cash flows used in financing activities	-	(3,460,000)
Net decrease in cash and cash equivalents	(3,872)	(3,074,350)

(c)	Acquisition/Disposal of non-controlling interest

December 31, 2024

There is no acquisition and disposal of non-controlling interest during the financial period.

June 30, 2024

On October 6, 2023, AIGSB, disposed 100% equity interest in ARB Midware, for a total consideration of RM 1. Consequently, ARB Midware. and its subsidiary, namely ARB Distribution were disposed off from the Group.

On May 31, 2024, the Group had acquired additional ARB WMS’s 49,000 ordinary shares representing 49% of controlling equity interest in consideration of RM 49,000.00. As a result, the Group had increased controlling equity interest in ARB WMS from 51% to 100% at the date of acquisition.

Other than the above subsidiaries, the controlling equity interest of individually immaterial subsidiaries remain unchanged as of June 30, 2024.

17.	REVENUE

	Six Months Ended
	December 31, 2024	December 31, 2023
	RM	RM
Revenue from contracts with customers
Project management and rendering of information technology system	-	25,906,300
Sale of goods	82,650,000	5,716,648
	82,650,000	31,622,948

Timing of revenue recognition
Transferred at a point in time	82,650,000	31,622,948

(a)	Project management and rendering of information technology system

Revenue from project management and rendering of information technology system are recognised at a point in time when control of the goods is passed to the customer, which is point in time when the significant risks and rewards are transferred to the customer and the transaction has met the probability of inflows and measurement reliability requirements of IFRS 15.

(b)	Sales of goods

The Group is engaged in supply and install customised IoT software or hardware. The majority of the sale of goods contracts are supply and install customised a set of IoT Smart Agriculture solution and customised source codes and reseller of mobile gadget and the relevant accessories.

Revenue from sale of goods is recognised at a point in time when the Group satisfies a performance obligation by transferring a promised good (i.e. an asset) to a customer. An asset is transferred as and when a customer obtains control of that asset which coincides with the delivery of goods and acceptance by the customer.

There is no material right of return and warranty provided to the customers on the sale of goods and there is no significant financing component in the revenue arising from sale of goods as the sales are made on normal credit terms not exceeding twelve months.

18.	LOSS BEFORE TAX

	Six Months Ended
	December 31, 2024	December 31, 2023 (Restated)
	RM	RM

Loss before tax is arrived at after charging:
Depreciation of:
- property, plant and equipment	14,154,000	10,414,013
- right of use assets	62,286	62,286
Amortisation of intangible asset	9,538,229	13,126,820
Directors’ remuneration (Note 21)	798,527	595,538
Loss on disposal/ strike-off of subsidiaries	159,008	305,818
Interest expense of lease liability	2,828	5,916
Rental of equipment	2,650	3,445
Short-term rental	732,659	55,222
Impairment loss on deposits	4,000,000	-
Waiver of debts	44,535	-
Property, plant and equipment written-off	15,864	-
Intangible assets written-off	290,004	-
Impairment loss on goodwill	754,291	-

And crediting:
Reversal of impairment on trade receivables	(94,000)	-
Waiver income	-	(175,283)
Interest income	(606,476)	(829,121)

19.	TAX EXPENSE

	Six Months Ended
	December 31, 2024	December 31, 2023 (Restated)
	RM	RM
Income tax
- Current period provision	14,034	215,299
- Under provision in prior period	15,941	16,560
	29,975	231,859
Deferred tax (Note 14)
- Relating to origination and reversal of temporary differences	(950,839)	(8,272,462)
- Over provision in prior period	-	(3,542,190)
	(950,839)	(11,814,652)
	(920,864)	(11,582,793)

Malaysian income tax is calculated at the statutory tax rate of 24% (2023: 24%) of the estimated taxable profit for the fiscal year.

Numerical reconciliation between the average effective tax rate and the applicable tax rate of the Group is as follows:

	Six Months Ended
	December 31, 2024	December 31, 2023 (Restated)
	RM	RM

Loss before tax	(28,457,298)	(30,461,505)

Tax at Malaysian statutory rate of 24% (2023: 24%)	(6,829,752)	(7,310,761)

Tax effects in respect of:
Non-allowable expenses	4,672,986	95,991
Deferred tax assets not recognized	2,471,006	4,530,724
Changes in unrecognized temporary differences	(1,219,378)	(2,539,157)
Utilisation of unrecognized deferred tax assets	(31,667)	(2,833,960)
	(936,805)	(8,057,163)

Under/(over) provision in current / prior period:
Income tax	15,941	16,560
Deferred tax (Note 14)	-	(3,542,190)
Tax expense	(920,864)	(11,582,793)

20.	LOSS PER ORDINARY SHARE (“LPS”)

The basic and diluted LPS of the Group is calculated based on the loss attributable to Owners (ordinary equity holders) of the Company divided by the weighted average number of ordinary shares in issue.

	Six Months Ended
	December 31, 2024	December 31, 2023 (Restated)
Loss attributable to Owners of the Company (RM)	(27,536,433)	(19,190,180)
Weighted average number of ordinary shares in issue	26,437,500	26,437,500
Basic and Diluted LPS (RM)	(1.04)	(0.73)

21.	EMPLOYEE BENEFITS

The employee benefits included in administrative expenses in the unaudited condensed consolidated statements of operations and other comprehensive loss are as follows:

	Six Months Ended
	December 31, 2024	December 31, 2023
	RM	RM
Salaries, wages, bonuses and allowances	1,079,846	2,720,261
Defined contribution plans	88,911	332,126
Social security contributions	6,117	27,993
Other employee benefits	37,570	13,817
	1,212,444	3,094,197

Included in the employees benefits are directors’ remuneration (salaries, fees and other emoluments) of RM 798,527 (December 31, 2023: RM 595,538).

22.	OPERATING SEGMENTS

The Group’s businesses are organised into business units based on their products and services provided. The performance of each segment is measured based on the internal management report reviewed by Chief Operating Decision Maker. The Group business segments as follow:

(a)	Internet of Things (“IoT”)

(b)	Investment holding and others

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The inter-segment transactions have been entered into at arms-length with terms mutually agreed between the segments and have been eliminated to arrive at the Group’s results.

(a)	Business segments

The following table provides an analysis of the Group’s revenue, results, assets, liabilities and other information by business segment:

As of December 31, 2024

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	282,156,002	22,126,612	304,282,614
Current tax asset	17,710	-	17,710
Total assets	282,173,712	22,126,612	304,300,324

Liabilities
Segment liabilities	62,198,690	233,362	62,432,053
Deferred tax liabilities and current tax liabilities	6,295,995	5,389	6,301,384
Total liabilities	68,494,685	238,751	68,733,436
Additions to non-current assets:
Property, plant and equipment	-	-	-

Six Months Ended December 31, 2024
Revenue
Total revenue	82,650,000	-	82,650,000
Inter-segment revenue	-	-	-
Revenue from external parties	82,650,000	-	82,650,000
Results
Loss before interest, depreciation, impairment and tax	(364,093)	(1,036,338)	(1,400,431)
Depreciation of:
- property, plant and equipment	(14,154,000)	-	(14,154,000)
- right-of-use assets	(62,286)	-	(62,286)
Amortisation of intangible asset	(9,538,229)	-	(9,538,229)
Impairment loss on deposit	(4,000,000)	-	(4,000,000)
Reversal of impairment of trade receivables	94,000	-	94,000
Finance income, net	4,630	599,018	603,648
Loss before tax	(28,019,978)	(437,320)	(28,457,298)
Tax expense	934,898	(14,034)	920,864
Loss for the period	(27,085,080)	(451,354)	(27,536,434)

As of June 30, 2024

	IoT	Investment holding and others	Total
	RM	RM	RM
Assets
Segment assets	240,411,194	32,459,929	272,871,123
Deferred tax assets and tax recoverable	38,559	-	38,559
Total assets	240,449,753	32,459,929	272,909,682

Liabilities
Segment liabilities	622,632	946,284	1,568,916
Deferred tax liabilities and tax payable	7,258,186	5,519	7,263,705
Total liabilities	7,880,818	951,803	8,832,621

Additions to non-current assets:
Property, plant and equipment	30,000,000	-	30,000,000

Six Months Ended December 31, 2023 (Restated)
Revenue
Total revenue	31,622,948	-	31,622,948
- Inter-segment revenue	-	-	-
Revenue from external parties	31,622,948	-	31,622,948

Results
Loss before interest, depreciation and tax	(6,798,819)	(882,772)	(7,681,591)
Depreciation of:
- property, plant and equipment	(10,414,013)	-	(10,414,013)
- right-of-use assets	(62,286)	-	(62,286)
Amortisation of intangible asset	(13,126,820)	-	(13,126,820)
Finance income/(cost), net	106,838	716,367	823,205
Loss before tax	(30,295,100)	(166,405)	(30,461,505)
Tax expense	11,599,461	(16,668)	11,582,793
Loss for the financial year	(18,695,639)	(183,073)	(18,878,712)

(b)	Geographical segments

The Group operates predominantly in Malaysia and revenue from overseas is insignificant. Accordingly, the information by geographical segment is not presented.

23.	RELATED PARTY DISCLOSURES

(a)	Identification of related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties also include Key Management Personnel defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group either directly or indirectly. The Key Management Personnel include all the Directors of the Group.

The Group has related party relationship with its subsidiaries, related companies, Directors and companies in which Directors of the Group have interest.

(b)	The Group had the following transactions with related parties during the financial period:

	Six Months Ended
	December 31, 2024	December 31, 2023
	RM	RM
Related companies
- Rendering of information technology system#	-	25,000,000
- Site support and maintenance services fee#	-	436,300
- Project management fee expenses&	-	(12,000,000)

Related party
- Rental paid*	(66,000)	(66,000)
- Acquisition of subsidiaries via Trust Deed^	(1)	-

*	Office rental of RM 66,000 paid to VNH One Sdn. Bhd., a company whereby, Dato’ Sri Liew Kok Leong is a common director VNH One Sdn. Bhd. and the Company.
#	The Group provides services to ARB Berhad’s subsidiaries, whereby ARB Berhad was the previous ultimate holding company of the Company.
&

ARB Berhad’s subsidiaries out of the Group had provided specific project management services to the Group. The common cost majority comprise of IT technical staff payroll including remuneration, defined contribution plan, social security contribution and other employee benefit. Followed by upkeep of computer system, depreciation of property, plant and equipment and other expenses.

^	The Group acquired subsidiaries namely ARB Synergy and ARB Databook through trust deed with Dato’ Sri Liew Kok Leong (“Trustee”), whereby Trustee is a registered holder of 1 ordinary share representing 100% of the issued and paid up share capital of ARB Synergy, whereby is held by Trustee on trust for AIGSB, the subsidiary of the Group.

The related party transactions described above were carried out on agreed contractual terms and conditions and in the ordinary course of business between the related parties of the Group.

(c)	Compensation of key management personnel

The key management personnel comprise the Directors of the Group and their remuneration during the financial period are disclosed in Note 17 to the financial statements.

24.	RISK MANAGEMENT OVERVIEW

The overall financial risk management objective of the Group is to optimise its shareholders value and not to engage in speculative transactions.

The Group is exposed mainly to market risk (which comprises interest rate risk), credit risk and liquidity and cash flow risk arising from their business activities.

(a)	Market risk: Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the financial instruments of the Group and of the Company will fluctuate because of changes in market interest rates. The exposure to market risk of the Group for changes in interest rates relates primarily to the deposits placed with a licensed bank of the Group.

Sensitivity analysis for interest rate risk

The Group is not exposed to interest rate risk as the interest-bearing financial instruments carry fixed interest rates. As such, sensitivity analysis is not disclosed.

(b)	Credit risk

Exposure to credit risk arises mainly from sales made on credit terms. The Group controls the credit risk on sales by ensuring that its customers have sound financial position and credit history. The Group also seeks to invest cash assets safely and profitably with approved financial institutions in line with the policy of the Group.

Exposure to credit risk

At the end of each reporting period, the maximum exposure to credit risk of the Group and of the Company is represented by the carrying amount of each class of financial assets recognised in the statements of financial position. Information regarding credit enhancement for trade and other receivables is disclosed in Notes 5 and 6 respectively.

The credit risk concentration profile has been disclosed in Note 5.

(c)	Liquidity and cash flow risk

Liquidity and cash flow risks are the risks that the Group and the Company will not be able to meet their financial obligation when they are fall due. The exposure of the Group and of the Company to liquidity risk are principally from their payable and lease liability.

The Group actively manages its debt maturity profile, operating cash flows and the availability of funding so as to ensure that all operating, investing and financing needs are met. In executing its liquidity risk management strategy, the Group measures and forecasts its cash commitments and maintains a level of cash and cash equivalents deemed adequate to finance the activities of the Group.

The analysis of financial instruments by remaining contractual maturities has been disclosed in Notes 11 and 12 to the financial statements respectively.

25.	BUSINESS COMBINATION

Acquisition of equity interest in subsidiaries

December 31, 2024

In the current financial period, AIGSB acquired ARB Synergy through trust deed with Dato’ Sri Liew Kok Leong (“Trustee”), whereby Trustee is a registered holder of 1 ordinary share representing 100% of the issued and paid up share capital of ARB Synergy, whereby is held by Trustee on trust for AIGSB. Subsequently, ARB Databook, the wholly-owned subsidiary of ARB Synergy became wholly-owned subsidiary of AIGSB.

The fair value of consideration transferred and the effects on cash flows of the acquisition of subsidiaries were as follows:

	ARB Synergy	ARB Databook
Net assets upon acquired	(9,455)	(744,835)
Less: NCI	-	-
Equity shares acquired	100%	100%
Group’s share of net assets acquired	(9,455)	(744,835)
Add: Goodwill on consolidation	754,291	-
Total fair value of consideration for the acquisitions	744,836	744,835

Fair value consideration for the acquisitions	744,836	(744,835)
Less: Consideration paid in previous year	(744,835)	744,835
Total consideration satisfied by cash	1	-
Less: Cash and cash equivalents of subsidiaries	(53,383)	-
Cash inflow from acquisitions of subsidiaries	(53,382)	-

June 30, 2024

In the previous financial year, ARB Techsymbol acquired ARB WMS additional ordinary shares of 49,000 @ RM 1 per share, from BCSSoft Sdn. Bhd. Subsequently, ARB WMS became wholly-owned subsidiaries of ARB Techsymbol.

The fair value of consideration transferred and the effects on cash flows of the acquisitions of subsidiaries were as follows:

RM

Net assets upon acquired	210,802
Less: NCI
Equity shares acquired	49%
Group’s share of net assets acquired	103,293
Less: Negative goodwill on consolidation recognised in consolidated statement of profit or loss	(54,293)
Total fair value of consideration for the acquisitions	49,000

Fair value consideration for the acquisitions	49,000
Less: Consideration paid in previous year as other investments	-
Total consideration satisfied by cash	49,000

Disposal/ strike off of equity interest in subsidiaries

December 31, 2024

During this financial period, the subsidiaries of the Company: ARB AI, ARBIOT, ARB Techsymbol, ARB Logistic, ARB WMS, ARB Information, ARB AI Tech, ARB 5G, and ARB Big Data undergoes strike-off exercise and deemed written off from the group to streamline the business process and improve the efficiency of the group corporate structure.

The effects on the Group’s financial statements were as follows:

	ARB AI	ARBIOT	ARB Techsymbol	ARB Logistic	ARB WMS	ARB Information	ARB AI Tech	ARB 5G	ARB Big Data	Total
	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM
Proceeds from disposal	-	-	-	-	-	-	-	-	-	-
Less: Cost of investment in a subsidiary company disposed (co level)	(1)	(1,009,900)	(1)	(100,000)	(100,000)	(1)	(1)	(100)	(1)	(1,210,005)
Less: Expenses incurred on disposal	-	(1)	-	-	-	-	-	-	-	(1)
Net gain on disposal of a subsidiary company at company level	(1)	(1,009,901)	(1)	(100,000)	(100,000)	(1)	(1)	(100)	(1)	(1,210,006)
Pre-acquisition reserves recognised upon acquisition	-	999,999	-	-	50,999	-	-	-	-	1,050,998
Post-acquisition reserves recognised up to the date of disposal	-	-	-	-	-	-	-	-	-	-
Net loss on strike off of a subsidiary company at Group level	(1)	(9,902)	(1)	(100,000)	(49,001)	(1)	(1)	(100)	(1)	(159,008)

June 30, 2024

During the financial year, there are disposal ARB Midware and its subsidiary, ARB Distribution. (“ARB Midware Group”).

The effects on the Group’s financial statements is as follows:

ARB Midware
Group
RM

Cash proceed	1
Less: Cost of investment in subsidiaries	(1)
Gain/(Loss) on disposal of subsidiaries at subsidiaries’ company level	-
Post-acquisition reserves recognized up to the date of disposal	(305,818)
Loss on disposal of subsidiaries at the Group level	(305,818)

The value of assets and liabilities of disposal of subsidiaries are as follows:

ARB Midware
Group
RM

Trade receivables	1,448,282
Other receivables, prepayments and deposits	205,000
Cash and bank balances	213,504
Trade payables	(618,071)
Other payables and accruals	(450,751)
Tax payables	(191,834)
606,130
Non-controlling interest	(300,311)
305,819
Add: Goodwill	-
305,819
Loss on disposal of subsidiaries at the Group level	(305,818)
Net disposal proceeds	1
Cash and cash equivalents of subsidiaries disposed	(213,504)
Net cash outflow upon disposal of subsidiaries	(213,503)

26.	SUBSEQUENT EVENT AFTER THE REPORTING PERIOD

There were no material events subsequent to the financial period of six months ended December 31, 2024 that require disclosure or adjustment to the financial statements.

27.	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In connection with the process of filing its Form 6-K Report, the Company restated the accompanying financial statements. As a result of this reclassification/adjustments, there was no change in the assets, liabilities and equity or net revenues and expenses. Furthermore, there was no change in the net decrease in cash and cash equivalents.

The reclassification/adjustments can be summarized as below.

IN UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS:

Restated for the six months ended December 31, 2023:

	Previously reported	Adjustments/ Reclassification	Restated
	RM	RM	RM

Revenue	31,622,948	-	31,622,948
Cost of sale	(49,203,982)	20,366,667	(28,837,315)
Gross profit	(17,581,034)	20,366,667	2,785,633
Other income	1,004,286	-	1,004,286
Administrative expenses	(45,894,179)	11,964,612	(33,929,567)
Other operating expenses	(315,941)	-	(315,941)
Finance costs	(5,916)	-	(5,916)
Loss before tax	(62,792,784)	32,331,279	(30,461,505)
Tax expense	12,927,194	(1,344,401)	11,582,793
Loss for the financial period	(49,865,590)	30,986,878	(18,878,712)
Other comprehensive income for the financial period, net of tax
Items that may be reclassified subsequently to profit or loss:
Gain on foreign currency translation	3,070,107	-	3,070,107
Total comprehensive loss for the financial period	(46,795,483)	30,986,878	(15,808,605)
Loss for the financial period attributable to:
Owners of the Company	(50,177,049)	30,986,878	(19,190,171)
Non-controlling interests	311,459	-	311,459
	(49,865,590)	30,986,878	(18,878,712)
Total comprehensive loss attributable to:
Owners of the Company	(47,106,942)	30,986,878	(16,120,064)
Non-controlling interests	311,459	-	311,459
	(46,795,483)	30,986,878	(15,808,605)

Weighted average shares outstanding:
Basic and Diluted	21,999,658	4,437,842	26,437,500

Loss per share attributable to Owners of the Company:
Basic and Diluted	(2.28)	1.55	(0.73)

IN UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY:

Restated for the six months ended December 31, 2023:

		Previously reported	Adjustments/ Reclassification	Restated	Exchange	Previously reported	Adjustments/ Reclassification	Restated	Previously reported	Adjustments/ Reclassification	Restated	Previously reported	Adjustments/ Reclassification	Restated	Previously reported	Adjustments/ Reclassification	Restated
	Share capital	Capital contribution			translation reserve	Retained earnings			Total attributable to Owners of the Company			Non-controlling interests			Total equity
	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM	RM

Balance at June 30, 2023	23,308,795	164,575,283	-	164,575,283	1,100,190	129,759,331	-	129,759,331	318,743,599	-	318,743,599	94,158	-	94,158	318,837,757	-	318,837,757
Loss for the financial period	-	-	-	-	-	(50,177,049)	30,986,869	(19,190,180)	(50,177,049)	30,986,869	(19,190,180)	311,459	-	311,459	(49,865,590)	30,986,869	(18,878,721)
Gain on foreign currency translations	-	-	-	-	3,070,107	-	-	-	3,070,107	-	3,070,107	-	-	-	3,070,107	-	3,070,107
Total and other comprehensive (loss)/income	-	-	-	-	3,070,107	(50,177,049)	30,986,869	(19,190,180)	(47,106,942)	30,986,869	(16,120,073)	311,459	-	311,459	(46,795,483)	30,986,869	(15,808,614)

Transaction with Owners
Reclassification of capital contribution to liabilities	-	(164,575,283)	164,575,283	-	-	-	-	-	(164,575,283)	164,575,283	-	-	-	-	(164,575,283)	164,575,283	-
Redemption of non- convertible redeemable preference shares by non-controlling interest of a subsidiary	-	-	-	-	-	(6,000,000)	6,000,000	-	(6,000,000)	6,000,000	-	5,999,000	(6,000,000)	(1,000)	(1,000)	-	(1,000)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(300,312)	-	(300,312)	(300,312)	-	(300,312)
Dividend paid to non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	(6,000,000)	6,000,000	-	(6,000,000)	6,000,000	-
Total transaction with Owners	-	(164,575,283)	164,575,283	-	-	(6,000,000)	6,000,000	-	(170,575,283)	170,575,283	-	(301,312)	-	(301,312)	(170,876,595)	170,575,283	(301,312)
Balance at December 31, 2023	23,308,795	-	164,575,283	164,575,283	4,170,297	73,582,282	36,986,869	110,569,151	101,061,374	201,562,152	302,623,526	104,305	-	104,305	101,165,679	201,562,152	302,727,831

IN UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS:

Restated for the six months ended December 31, 2023:

	Previously reported	Adjustments/ Reclassification	Restated
	RM	RM	RM
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(62,792,784)	32,331,279	(30,461,505)

Adjustments for:
Amortisation of intangible assets	26,719,984	(13,593,164)	13,126,820
Depreciation of property, plant and equipment	35,152,128	(24,738,115)	10,414,013
Depreciation of right-of-use asset	62,286	-	62,286
Interest expense of lease liability	5,916	-	5,916
Interest income	(829,121)	-	(829,121)
Loss on disposal of subsidiaries	305,818	-	305,818
Unrealised exchange loss	10,326	-	10,326
Waiver of debts	(175,283)	-	(175,283)
Operating loss before changes in working capital	(1,540,730)		(7,540,730)

Changes in working capital:
Trade receivables	101,383,409	-	101,383,409
Other receivables, deposit and prepayments	(10,603,286)	-	(10,603,286)
Trade payables	(6,484,641)	-	(6,484,641)
Other payables and accruals	(3,502,914)	-	(3,502,914)
Cash generated from operations	79,251,838		73,251,838

Interest received	829,121	-	829,121
Income tax paid	(24,300)	-	(24,300)
Net cash generated from operating activities	80,056,659		74,056,659

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(30,000,000)	-	(30,000,000)
Maturity of deposit	1,180,439	-	1,180,439
Proceed from disposal of subsidiaries	(213,504)	-	(213,504)
Proceed from redemption of non-convertible redeemable preference shares by non-controlling interest of a subsidiary	(1,000)	-	(1,000)
Net cash used in investing activities	(29,034,065)		(29,034,065)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid to non-controlling interest	(6,000,000)	6,000,000	-
Payment of lease liability	(66,000)	-	(66,000)
Repayment to holding company	(21,500,000)	-	(21,500,000)
Repayment to related companies	(27,900,000)	-	(27,900,000)
Net cash used in financing activities	(55,466,000)		(49,466,000)

Net decrease in cash and cash equivalents	(4,443,406)	-	(4,443,406)
Effect of exchange rate changes	3,070,107	-	3,070,107
Cash and cash equivalents (excluding deposits with a licensed bank) at beginning of the period	31,453,867	-	31,453,867
Cash and cash equivalents (excluding deposits with a licensed bank) at end of the period	30,080,568	-	30,080,568

In connection with Form 6-K on the unaudited financial statements for the six months ended 31 December 2023, the Group has restated the accompanying financial statements and related notes:

1.	Reclassified the amortisation of intangible assets from cost of sales to administrative expenses amounting to RM 20,666,666 resulting in decrease in cost of sales of RM 20,666,666.

2.	Corrected an over-amortisation of intangible asset from RM 26,719,984 to RM 13,126,820 resulting in decrease in administrative expenses of RM 13,593,164.

3.	Corrected an over-depreciation of property, plant and equipment from RM 35,152,128 to RM 10,414,013 resulting in decrease in administrative expenses of RM 24,738,115.

4.	Recalculated and reduced the tax expenses from RM 12,927,194 to RM 11,582,793 resulting in reduction in loss after tax of RM 1,344,401.

5.	Reclassified the dividend paid to non-controlling interests to commission expenses amounting RM 6,000,000 resulting an increase in administrative expense of RM 6,000,000.

6.	Reverse the classification of capital contribution to other payables amounted to RM 164,575,283.